LEIDOS, INC.

LEIDOS HOLDINGS, INC.

1750 Presidents Street

Reston, Virginia 20190

May 17, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:	Leidos, Inc.
Leidos Holdings, Inc.
Registration Statement on Form S-4
File No. 333-255849
Filed May 6, 2021

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Leidos, Inc. and Leidos Holdings, Inc. (together, the “Registrants”) hereby respectfully request acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, May 19, 2021, or as soon as thereafter practicable.

We request that we be notified of such effectiveness by a telephone call to Laura A. Kaufmann Belkhayat, Esq. of Skadden, Arps, Slate, Meagher & Flom LLP, the Registrants’ counsel, at (212) 735-2439, and that such effectiveness also be confirmed in writing.

Very truly yours, LEIDOS, INC.

By:	/s/ Benjamin A. Winter
Name: Benjamin A. Winter Title: Senior Vice President, Deputy General Counsel and Corporate Secretary

LEIDOS HOLDINGS, INC.

By:	/s/ Benjamin A. Winter
Name: Benjamin A. Winter Title: Senior Vice President, Deputy General Counsel and Corporate Secretary

cc: Skadden, Arps, Slate, Meagher & Flom LLP